UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-07977

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee and Participants

Nordson Hourly-Rated Employees’ Savings Trust Plan

Westlake, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) as of December 31, 2016 and 2015, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits of the Plan as of December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2016, Schedule of Reportable Transactions for the year ended December 31, 2016, and Schedule of Delinquent Contributions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.

Cleveland, Ohio

June 28, 2017

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Nordson Hourly-Rated Employees’ Savings Trust Plan

	December 31
	2016	2015
ASSETS
Receivables:
Employer contributions	$41,633	$31,552
Employee contributions	2,163	—
Notes receivable from participants	525,066	544,062
Dividends	15,613	22,878

Total Receivables	584,475	598,492

Investments at fair value:
Baron Small Cap Fund (Institutional Class)	674,267	750,484
Hartford Life #30237401	4,358,313	4,263,953
Hartford Life #30237402	155,345	163,879
Loomis Sayles Core Plus Bond Fund (Class Y)	389,471	429,236
Mainstay Balanced Fund (Class I)	895,397	649,057
Mainstay Large Cap Growth (Class I)	1,515,803	1,733,736
Mainstay S&P 500 Index Fund (Class I)	2,034,263	1,954,670
MFS Institutional International Equity Fund	171,795	236,448
MFS International New Discovery Fund (Class R4)	940,584	1,122,907
Nordson Corporation Common Stock	5,945,051	6,114,970
Northern Trust Focus 2015 Fund – Tier N	149,620	150,558
Northern Trust Focus 2020 Fund – Tier N	185,321	69,693
Northern Trust Focus 2025 Fund – Tier N	105,631	161,889
Northern Trust Focus 2030 Fund – Tier N	128,425	105,659
Northern Trust Focus 2035 Fund – Tier N	6,740	5,293
Northern Trust Focus 2040 Fund – Tier N	497,566	443,774
Northern Trust Focus 2045 Fund – Tier N	970	367
Northern Trust Focus 2050 Fund – Tier N	247,867	299,883
Northern Trust Focus 2055 Fund – Tier N	39,165	30,120
PIMCO Money Market Fund (Administrative Class)	—	161,301
T. Rowe Price Institutional Large Cap Value Fund	125,853	50,808
Vanguard Mid Cap Index Fund (Institutional Class)	286,049	348,038
Wells Fargo Advantage Government Money Market Fund	1,142,875	842,846

Total Investments at Fair Value	19,996,371	20,089,569

Investment at contract value:
KeyBank NA Managed Guaranteed Investment Contract Fund	1,467,916	557,532

Total Investments	21,464,287	20,647,101

TOTAL ASSETS	22,048,762	21,245,593

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$22,048,762	$21,245,593

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nordson Hourly-Rated Employees’ Savings Trust Plan

	Year Ended December 31
	2016	2015
Additions to Net Assets Attributed to:
Contributions:
Employer	$291,135	$267,258
Employee	688,498	643,647
Rollover	14,068	—

Total Contributions	993,701	910,905

Interest income – notes receivable from participants	23,907	22,449

Investment Income:
Interest and dividend income	766,520	686,396
Net unrealized/realized appreciation (depreciation)	3,371,479	(1,671,527)

Net Investment Income (Loss)	4,137,999	(985,131)

Deductions from Net Assets Attributed to:
Benefits paid to participants	4,328,430	1,083,463
Expenses	24,008	24,583

Total Deductions	4,352,438	1,108,046

Net Increase (Decrease) Before Transfers	803,169	(1,159,823)

Transfer (to) from another plan:
Nordson Corporation Union Employees Stock Ownership Plan	—	150,152
Nordson Employees’ Savings Trust Plan	—	(26,858)
Xaloy, Inc. 401(k) Retirement Plan	—	1,695,346

Total Transfers	—	1,818,640

Net Increase	803,169	658,817

Net Assets Available for Benefits:
Beginning of the Year	21,245,593	20,586,776

End of the Year	$22,048,762	$21,245,593

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan

The following description of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began April 16, 1962, is a defined contribution plan covering certain hourly employees of Nordson Corporation (“Company”) covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was restated effective January 1, 2016 to incorporate all prior amendments and state the terms of the related trust in a separate agreement.

Participants of the Xaloy, Inc. 401(k) Retirement Plan covered by a collective bargaining agreement became participants in the Plan on August 1, 2015 and, on that date, assets of Xaloy, Inc. 401(k) Retirement Plan related to those participants were merged into the Plan.

In April 2015, New York Life Retirement Plan Services, the former trustee of the Plan, merged into John Hancock Retirement Plan Services (“John Hancock”). As a result, John Hancock is now the trustee of the Plan.

Eligibility:

Certain hourly-rated, full-time, domestic employees of the Company, who are covered by a collective bargaining agreement, are eligible to participate in the Plan beginning with the first payroll period 180 days after completion of one hour of service.

Contributions:

Pre-tax Employee Contribution – Participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage. New employees will be auto-enrolled into the Plan with pre-tax contributions of 3% of their compensation.

Participant pre-tax contributions are automatically increased by 1% each year until a contribution rate of 6% is reached. Participants can opt out of the automatic increase program.

Post-tax Employee Contribution – Participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan, Continued

Contributions, Continued:

Total pre-tax and post-tax contributions may not exceed 30%.

Employer Contributions – The Company makes contributions equal to 50% of each participant’s contributions, which were attributable to the first 6% of compensation, subject to Plan restrictions. In addition, the Company makes an annual contribution in an amount equal to 1% of annual pensionable earnings into the account of each participant hired on or after November 1, 2004, provided that the employee is employed as of December 31.

The Company may also make additional discretionary contributions for any Plan Year, if authorized by its Board of Directors.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.

Participants’ Accounts:

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:

a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund using a synthetic net asset value approach.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s deferral or contribution percentage in effect on the last day of the Plan year (not to exceed 3%) bears to the sum of the deferral or contribution percentages for all active participants.

Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan, Continued

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $1,985 (2016) and $577 (2015). Forfeitures available to be allocated were $923 (2016) and $1,984 (2015).

Notes Receivable from Participants:

Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.

The notes are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits:

Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from his separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.

Investment Options:

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have his separate account, which is attributable to employer matching contributions and invested in the Nordson Match Stock Fund, transferred to any other investment option.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation:

Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value, as reported by the insurance companies. Guaranteed investment contracts are valued at contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Notes Receivable from Participants:

Notes receivable from participants are valued at unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent participant loans are deemed distributions based on the terms of the Plan document.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). This standard removes, from the fair value hierarchy, investments for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016. The Plan has adopted this standard for the December 31, 2016 financial statements on a retrospective basis and modified the presentation of the fair value hierarchy tables included in the notes to financial statements.

3	Tax Status

On December 29, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:

*	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

*	Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.

Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market.

Nordson Corporation Common Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

Investment Contracts: These are investments in group annuity contracts with Hartford Life, which guarantee a fixed interest rate each year. The assets are valued at the fair value, as reported by Hartford Life. This value is calculated monthly and is the sum of amounts invested, less withdrawals, plus interest computed at the guaranteed interest rate. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Fund	$1,142,875	$—	$—	$1,142,875
Mutual Funds	7,033,482	—	—	7,033,482
Investment Contracts	—	—	4,513,658	4,513,658
Nordson Corporation Common Stock	5,945,051	—	—	5,945,051

Total Investments in the Fair Value Hierarchy	$14,121,408	$—	$4,513,658	18,635,066

Investments measured at Net Asset Value:
Common/Collective Funds				1,361,305

Total Investments at Fair Value				$19,996,371

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$1,004,147	$—	$—	$1,004,147
Mutual Funds	7,275,384	—	—	7,275,384
Investment Contracts	—	—	4,427,832	4,427,832
Nordson Corporation Common Stock	6,114,970	—	—	6,114,970

Total Investments in the Fair Value Hierarchy	$14,394,501	$—	$4,427,832	18,822,333

Investments measured at Net Asset Value:
Common/Collective Funds				1,267,236

Total Investments at Fair Value				$20,089,569

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2016 and 2015:

Investment Contracts	2016	2015
Balance – Beginning of the Year	$4,427,832	$4,300,885
Investment income	132,168	128,951
Purchases	249	215
Sales	(46,591)	(2,219)

Balance – End of the Year	$4,513,658	$4,427,832

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of value for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment contracts	$4,513,658 (2016); $4,427,832 (2015)	Amounts invested, less withdrawals, plus interest at guaranteed rate	Guaranteed interest rate	3.0% for 2016 and 2015	N/A

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

5	Collective Trust Fund with Guaranteed Investment Contracts

The KeyBank NA Managed Guaranteed Investment Contract Fund is a collective trust which holds traditional and synthetic guaranteed investment contracts. Guaranteed investment contracts are valued at contract value because the investments are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals for benefit payments and loan advances are generally permitted daily. However, certain Company-initiated events limit the ability of the Plan to transact at contract value and may require a twelve month advance notice. Such events include the following: plant closings, plan terminations, mergers, layoffs, early retirement incentives, bankruptcy of the Company, employer communications designed to induce participants to transfer from the fund and failure of the Plan to qualify for exemption from federal income taxes. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value is probable. The Fund may terminate the contract with the Plan with thirty days’ notice. There are no reserves against contract value for credit risk of contract issuers or otherwise.

6	Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments, which are included within the Nordson Corporation Stock Fund, PIMCO Money Market Fund (Administrative Class) and Wells Fargo Advantage Government Money Market Fund, is as follows:

	2016	2015
Nordson Match Stock Fund
Net Assets:
Nordson Corporation Common Stock	$952,894	$572,920
PIMCO Money Market Fund (Administrative Class)	—	15,112
Wells Fargo Advantage Government Money Market Fund	31,024	—
Dividend receivable	2,503	2,144

	$986,421	$590,176

Changes in Net Assets:
Contributions	$39,766	$24,216
Interest and dividend income	11,104	7,308
Net unrealized/realized appreciation (depreciation)	407,367	(122,348)
Distributions to participants	(56,640)	(30,886)
Net transfers to participant-directed funds	(5,352)	(9,440)

	$396,245	$(131,150)

7	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company.

NOTES TO FINANCIAL STATEMENTS

Nordson Hourly-Rated Employees’ Savings Trust Plan

8	Diversification

An employee who has participated under the Nordson Corporation Union Employees Stock Ownership Plan for 10 or more years and has attained age 55 may elect, within the 90-day election period following the close of each Plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Union Employees Stock Ownership Plan to the Nordson Hourly-Rated Employees’ Savings Trust Plan. For the last Plan year in his qualified period, he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes 10 years as a participant, whichever is later.

9	Prohibited Transactions

During the Plan year ended December 31, 2016, employee withholdings in the amount of $2,163 were not remitted by the Company to the Plan within the required timeframe, as defined by ERISA. This transaction constitutes a prohibited transaction. The Company has remitted the contributions to the Plan and followed the appropriate correction guidelines.

10	Subsequent Events

Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Nordson Hourly-Rated Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 015

December 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Baron Small Cap Fund (Institutional Class)	25,854 Shares, Mutual Fund	N/A	$674,267
	Hartford Life #30237401	3.00%, Group Annuity Contract #30237401	N/A	4,358,313
	Hartford Life #30237402	3.00%, Group Annuity Contract #30237402	N/A	155,345
	KeyBank NA Managed Guaranteed Investment Contract Fund	56,086 Shares, Guaranteed Investment Contract	N/A	1,467,916
	Loomis Sayles Core Plus Bond Fund (Class Y)	30,523 Shares, Mutual Fund	N/A	389,471
	Mainstay Balanced Fund (Class I)	28,043 Shares, Mutual Fund	N/A	895,397
	Mainstay Large Cap Growth (Class I)	177,494 Shares, Mutual Fund	N/A	1,515,803
	Mainstay S&P 500 Index Fund (Class I)	43,984 Shares, Mutual Fund	N/A	2,034,263
	MFS Institutional International Equity Fund	8,480 Shares, Mutual Fund	N/A	171,795
	MFS International New Discovery Fund (Class R4)	34,836 Shares, Mutual Fund	N/A	940,584
*	Nordson Corporation Common Stock	8,504 Shares, Common Stock	$545,471	952,895
*	Nordson Corporation Common Stock	44,553 Shares, Common Stock	N/A	4,992,156
	Northern Trust Focus 2015 Fund – Tier N	991 Shares, Collective Fund	N/A	149,620
	Northern Trust Focus 2020 Fund – Tier N	1,200 Shares, Collective Fund	N/A	185,321
	Northern Trust Focus 2025 Fund – Tier N	668 Shares, Collective Fund	N/A	105,631
	Northern Trust Focus 2030 Fund – Tier N	789 Shares, Collective Fund	N/A	128,425
	Northern Trust Focus 2035 Fund – Tier N	40 Shares, Collective Fund	N/A	6,740
	Northern Trust Focus 2040 Fund – Tier N	2,959 Shares, Collective Fund	N/A	497,566
	Northern Trust Focus 2045 Fund – Tier N	6 Shares, Collective Fund	N/A	970
	Northern Trust Focus 2050 Fund – Tier N	1,473 Shares, Collective Fund	N/A	247,867
	Northern Trust Focus 2055 Fund – Tier N	233 Shares, Collective Fund	N/A	39,165
	T. Rowe Price Institutional Large Cap Value Fund	6,002 Shares, Mutual Fund	N/A	125,853
	Vanguard Mid Cap Index Fund (Institutional Class)	7,948 Shares, Mutual Fund	N/A	286,049
	Wells Fargo Advantage Government Money Market Fund	31,024 Shares, Money Market Fund	$ 31,024	31,024
	Wells Fargo Advantage Government Money Market Fund	1,111,851 Shares, Money Market Fund	N/A	1,111,851

				21,464,287
*	Participant loans	Participant loans (interest ranging from 3.25% to 7.50%)	N/A	525,066

				$21,989,353

*	Party-in-interest to the Plan.
**	Historical cost provided only for non-participant-directed investments.

SCHEDULE OF REPORTABLE TRANSACTIONS

Form 5500, Schedule H, Part IV, Line 4j

Nordson Hourly-Rated Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 015

December 31, 2016

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (i)	Single transaction in excess of 5% of plan assets

John Hancock Trust Company LLC	Nordson Corporation Common Stock	$—	$1,552,782	$—	$396	$967,968	$1,552,782	$584,418

John Hancock Trust Company LLC	PIMCO Money Market Fund (Administrative Class)	$1,552,386	$—	$—	$—	$1,552,386	$1,552,386	$—

John Hancock Trust Company LLC	PIMCO Money Market Fund (Administrative Class)	$—	$1,510,722	$—	$—	$1,510,722	$1,510,722	$—

Category (iii)	Series of transactions of the same issue in excess of 5% of plan assets

John Hancock Trust Company LLC	Nordson Corporation Common Stock	$1,409,439	$—	$—	$—	$1,409,439	$1,409,439	$—

John Hancock Trust Company LLC	Nordson Corporation Common Stock	$—	$4,938,401	$—	$1,271	$3,096,326	$4,938,401	$1,840,804

John Hancock Trust Company LLC	PIMCO Money Market Fund (Administrative Class)	$4,025,558	$—	$—	$—	$4,025,558	$4,025,558	$—

John Hancock Trust Company LLC	PIMCO Money Market Fund (Administrative Class)	$—	$4,186,860	$—	$—	$4,186,860	$4,186,860	$—

John Hancock Trust Company LLC	Wells Fargo Advantage Government Money Market Fund	$2,793,061	$—	$—	$—	$2,793,061	$2,793,061	$—

John Hancock Trust Company LLC	Wells Fargo Advantage Government Money Market Fund	$—	$2,596,274	$—	$—	$2,596,274	$2,596,274	$—

SCHEDULE OF DELINQUENT CONTRIBUTIONS

Form 5500, Schedule H, Line 4a

Nordson Hourly-Rated Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 015

December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are Included X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$2,163		$2,163

Exhibits

The following exhibit is filed herewith:

Exhibit No.

23-a	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 28, 2017

	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Senior Vice President, Chief Financial Officer
Nordson Corporation